Exhibit 99.2

ZIM Integrated Shipping Services Ltd.
dividends distribution
CLAIM FOR REDUCED RATE OF WITHHOLDING TAX
IN ISRAEL ON DIVIDEND PAYMENTS TO A NON-ISRAELI TAX RESIDENT

You are receiving this form "Declaration of Status for Israeli Income Tax Purposes" as a holder of shares of ZIM Integrated Shipping Services Ltd. ("Shares" and “ZIM”), in connection with the payment of dividends to the shareholders of ZIM on June 8, 2022.

By completing this form in a manner that would substantiate your eligibility for a reduced rate of Israeli withholding tax with respect to this dividend distribution, you will allow ZIM and its Israeli tax agent, to withhold tax in Israel from the dividend distribution made to you at a reduced tax rate.

This form shall be completed and signed by the recipient of the dividend or by an authorized officer or representative of the recipient.

This claim is made pursuant to the Double Tax Convention between Israel and the country of residence of the recipient of the dividend.

ZIM's Israeli tax agent contact information:

ESOP Management & Trust Services Ltd.

Tel No: +972-3-7536823
Fax No: +972-3-7602636
Email: esop-sp@esop.co.il

PART A: RECIPIENT DECLARATION

RECIPIENT INFORMATION
Full name of the recipient:	For Individuals: Identity Number, Social Security No., or Passport No./ For Legal Entities: Registration No. /Corporation No.	Type of Investor: Legal Entity ☐ Individual ☐ Trust Beneficiary ☐
With respect to an individual		With respect to a legal entity
Date of birth:		The country in which it was incorporated: The country in which control and management are conducted:
Country of residence:
Country of citizenship:
Country issuing passport:

Income Tax File number of recipient in place of residence:
Address of local income tax assessing office in recipient’s place of residence:
The recipient is a fiscal resident of (insert country) since (insert date). .

Permanent Address (country, city, street, house or apartment number):
Mailing Address:	Investor's Telephone number:
Telephone number of authorized signatory:

With regard to an Individual:

I declare that I am not an Israeli resident because (please mark all applicable boxes):

☐	1.	The State of Israel is not my permanent place of residence.
☐	2.	The State of Israel is neither my place of residence nor my family's place of residence.
☐	3.	My ordinary or permanent place of activity is not within the State of Israel, and I do not have a permanent establishment in the State of Israel.
☐	4.	I do not engage in any occupation within the State of Israel.
☐	5.	I do not own a business or part of a business within the State of Israel.
☐	6.	This year, I did not stay and I do not intend to stay in Israel for 183 days or more.
☐	7.	This year, I did not stay in Israel and I also do not intend to stay in Israel for 30 days or more and my total stay in Israel this year and in the two preceding years will not reach 425 days.
☐	8.	I am not insured with the National Insurance Institute in the State of Israel.
☐	9.	I am the sole beneficial owner of the dividend income.

With regard to a Legal Entity:

I declare that the Legal Entity is a non - Israeli resident because (please mark all applicable boxes):

☐	1.	Over 75% of the shareholders are individuals with the same residency as the Legal Entity (attached declaration of shareholders)
☐	2.	It is not registered /incorporated with the Registrar of Companies in Israel.
☐	3.	It is not registered with the Registrar of non profit organizations in Israel. (Amutot)
☐	4.	The control of the legal entity is not executed in Israel.
☐	5.	The management of the legal entity is not in Israel.
☐	6.	The legal entity does not have a permanent enterprise in Israel and the entity does not have a permanent establishment in the State of Israel
☐	7.
No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner, alone or with another who is an Israeli resident, one or more of the "means of control" of the legal entity, as specified below, at a rate exceeding 25%. The term "means of control" refers to the following:
(a)          the right to participate in profits;
(b)          the right to appoint a director;
(c)          the right to vote;
(d)          the right to share in the assets of the entity at the time of its liquidation;
(e)          the right to direct the manner of exercising one of the rights specified above.

☐	8.	The legal entity is the sole beneficial owner of the dividend income.

DETAILS OF INCOME RECEIVED
Place of receipt (country, city, bank account number, Amount)

Country	City	Bank name and account number	Amount

The recipient declares that all the information provided above is accurate and complete.

Date of Signature	Signature of Recipient

PART B:CERTIFICATIONOFFOREIGNINCOMETAX AUTHORITY

This part shall be completed and signed by the income tax authorities of the recipient’s place of residence

1.	I certify that:
a.	the recipient of the income is a fiscal resident of (insert country) ;
b.	the recipient regularly reports his income as required, the most recent income tax return filed being for the year ;
c.	the income concerned ☐ is/ ☐ is not subject to tax in (insert the recipient’s country of residence) .

Date of Signature	Signature	Official Stamp

2.	Address of certifying official:

3.	Position or Title of certifying official:

4.	Name of Income Tax Authority official making this certification:

PART C: DOCUMENTATION

With regard to an Individual - List all documents attached –:
1.	Copy of passport
2.	Bank statement from the date of entitlement to the dividend including bank account details of the account holder, bank name and account number and the number of listed shares held by the shareholder.
3.	Bank statement from the date of payment of the dividend, including bank account details of the account holder, bank account number and the amount of the dividend received.
4.	Required Details Form – attached.
5.	US tax form (W8/w9)

With regard to a Legal Entity - List all documents attached:
1.	Copy of Certificate of Incorporation
2.	List of shareholders of the Legal Entity and declarations regarding their state of residency for tax purposes.
3.	Bank statement from the date of entitlement to the dividend including bank account details of the account holder, bank name and account number and the number of listed shares held by the shareholder.
4.	Bank statement from the date of payment of the dividend, including bank account details of the account holder, bank account number and the amount of the dividend received.
5.	Required Details Form – attached.
6.	US tax form (W8/w9) of the entity
7.	Controlling Person Required Details Form – attached.
8.	Copy of passport of the Controlling Person
9.	US tax form (W8/w9) of the Controlling person